Exhibit 99.4

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Service Provider Agreement

Made and Entered Into on the 3rd of July, 2011

Between:	R.V.B. Holdings Ltd.
A Public Regd. Co. No. 520043621
Of 21 Ha'arbaa Str., Tel Aviv
(Hereinafter: the "Company")
The First Party

And:	M. Stern Holdings Ltd.
A Private Regd. Co. No. 513040717
Of 7 Jabotinsky Str., Ramat Gan
(Hereinafter: the “Management Company”)
The Second Party

And:	Moshe Stern, ID No. 42609760
Of 16 Zamarot Str., Apartment 91, Herzliyah
(Hereinafter: the “Consultant”)
The Third Party

Pursuant to the Following Terms and Conditions - Whereas:

A.	The Company is interested in receiving management services, through the Consultant, from the Management Company (Hereinafter: the "Services");

B.
The Management Company declares that it is capable of providing the Services and that the Consultant has the skills and ability to fulfil the duties of a business development consultant of the Company and that he is prepared and willing to fulfill this position;

C.
The parties wish to entrench the agreements reached between them in connection with the terms and conditions which shall apply to the providing of the Services by the Management Company, through the Consultant, to the Company;

D.
The parties confirm that in determining the terms and conditions for the providing of the Services they have taken account of all costs which shall apply to the Company for its undertaking with the Management Company and with the Consultant and for the receiving of the Services from the Management Company through  the Consultant and that no additional costs, social welfare benefits or benefits of any other sort, shall apply to the Company, beyond those which the Company has expressly undertaken to bear under this Agreement (Hereinafter the " Final and Conclusive Consideration");

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Therefore it is Agreed, Declared and Stipulated between the Parties as Follows:

Therefore It Is Agreed, Stipulated and Declared Between the Parties as Follows:

1.	General

1.1	The preamble to this Agreement and its appendices constitute an integral part hereof and the warranties and undertakings of the parties hereunder are binding on the parties.

1.2	Changes and additions to or exclusions from this Agreement shall be done in writing and shall only be binding if signed by all the parties.

2.	The Purpose of the Engagement

2.1	The Consultant will serve as the business development consultant of the Company for its activities, whether in Israel or outside of Israel.

2.2
In its engagement the Consultant will participate, where reasonably required, in discussions and meetings in all forums required, at dates to be coordinated with him, in accordance with the needs of the Company, and will use his contacts and ability to promote the  Company's business, to the extent reasonably required.

2.3	The Consultant will provide the Services professionally, efficiently and with quality, according to the Company’s needs.

3.	Reporting and Coordination The Management Company, through the Consultant, will provide the Services to the Company in cooperation with and subordinate to the Company’s board of directors.

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4.	The Consideration
4.1
In consideration for performing and fulfilling  the obligations and undertakings of the Consultant under this Agreement , the Management Company shall be entitled to consideration (the final and conclusive) cost of  which (including all expenses of any kind and sort for the Company’s ties with the Management Company and with the Consultant and for the providing of the Services to the Company), per month, during the period of engagement between the parties (hereinafter: the “Consideration”), shall be as follows:

4.1.1
The payment of the sum of NIS 50,000 plus Value Added Tax as required by law (as stated in Section 4.5 below), which will linked to the Consumer Price Index, with  the basic index is the index for the month of May 2011.

4.1.2
Payment for fuel, current car maintenance expenses and reimbursement of expenses for licensing and insurance of the car, in the sum of NIS 5,000, plus Value Added Tax as required by law (as stated in Section 4.5 below);

4.1.3
Payment for per diem and hosting expenses to be carried out by the Consultant in the providing of the Services, in accordance with the Company’s procedures applicable to office holders of the status of the Consultant and subject to the issuing of invoices for the expenses.

4.1.4	Payment for a daily newspaper, home telephone line and a cell phone.

4.2	[Cancelled].

4.3
The cost of the Consideration to the Company includes all costs of any kind and sort which the Company may incur in connection with or for the relations of the parties or the termination thereof , towards the Consultant, or anyone acting on his behalf or succeeding him, or towards any private or public third party, including all payments for fees, related payments and rights, social benefits, compensation for the period of work, or for the period of vacation or a period of non-work for any reason, payments for fringe benefits such as car, fuel, per diem expenses, expenses for cell phone, payments related to the existence of the relations between the parties and the termination thereof and payments for any tax or levy or mandatory payment to any authority under any law, whether applicable to a dealer or an employee, and whether applicable to an employer or client .

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4.4
Save for that detailed in Sections 4a and 10 below, the Management Company and the Consultant shall not be entitled, and the Company shall have no obligation, to make any additional payment in connection with the Consideration under this Agreement, not during the period of engagement between the parties and for it and not due to the termination or in connection with the termination thereof. Without derogating from the generality of the above said, there will be no obligation to make any retirement grant, or payment in connection with goodwill, or any other proprietary accruals .

4.5
The Consideration will be paid to the Management Company by the 15th of every calendar month, plus Value Added Tax against a duly issued tax invoice. The Management Company undertakes to submit the invoice for the providing of the Services by no later than the 5th of every calendar month, for the previous month.

4A.	The Allotment of Options of the Company to the Consultant

(a)
In addition to the Consideration detailed in Section 4 above, the Company will allot options to the Consultant, which shall constitute, at the Closing Date, as defined in Section 10.1 below, 3.5% of the issued and paid-up share capital of the Company on a fully diluted basis, on the assumption of the exercising of the put option given to Mazal Resources B.V. pursuant to the options agreement signed between it and the Company on the 3rd of July 2011 and without taking into account (1) options to be allotted to the directors and/or office holders and/or employees of  the Company (including companies affiliated with the Company) and/or E.E.R. Environmental Energy Resources (Israel) Ltd. (hereinafter: “EER”) after the date of the signing of this Agreement; (2) options to be allotted to Greenstone Industries Ltd. under the Services Agreement and (3) options  to be allotted under  this Agreement (hereinafter: the “Options”).

(b)
The terms of the Options will be identical, unless expressly provided otherwise under Section 4A of this Agreement, to the terms of the options to be allotted at the time of the allotment of the Options to Greenstone Industries Ltd., including the exercise  price and the exercise  period. The Options shall be granted to the Consultant without charging a purchase price.

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(c)
If, at any date prior to the expiry of the exercise period of the Options (i) the Company will terminate this Agreement, without cause, as defined below; or (ii) in the case of the sale of the control in the Company; or (iii) the termination of this Agreement due to the loss of full work ability or death of the Consultant, the Consultant (or anyone succeeding him or on his behalf in the case of the death of the Consultant) may immediately exercise all or part of the Options regardless of whether the vesting date is due or not, in Consideration for the payment of the exercise price.

“Cause” shall be defined, for the purpose of this Agreement, as one of the following events:

I)	The filing of an indictment for an offense containing an element of infamy;

II)	Dishonesty towards the Company or a subsidiary;

III)	Malicious acts against the Company or a subsidiary.

5.	The Nature of Engagement

5.1
The Management Company and the Consultant declare and undertake that the Management Company is registered as an authorized business, that it employs the Consultant and shall continue to employ him for his Services, that it shall bear the full costs imposed on an employer towards its employee, and pay the national insurance payments and taxes which it must pay for such an employee.

5.2
The Services under this Agreement will be provided by the Consultant only. The Management Company will not transfer the provision of the Services to any other person and will not provide the Services through anyone else, without the Company’s approval.

5.3	The Management Company and the Consultant will not assign this Agreement or any undertaking imposed upon them hereof this agreement to any third party, without the Company’s approval.

5.4	The Management Company, through the Consultant, will provide the Services professionally, efficiently and of quality, in accordance with the Company’s needs.

5.5	For the providing of the Services the Consultant will devote the full time required in accordance with the scope of the job, the skills, expertise and loyalty towards the Company’s affairs.

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5.6	The Services will be given in a scope of 50% full work time, according to the Company’s needs, as such shall stand from time to time.

5.7	Where necessary and after prior coordination with the Management Company and the Consultant, the Services will also include travel overseas, at the Company’s expense.

5.8
In the providing of the Services, the Management Company and the Consultant will strictly adhere to the duties of fairness, loyalty, expertise, caution and diligence, as required by the providing of the services of a consultant to the Company, and the duties applicable under any law to management service providers to service receivers, shall apply to the Consultant.

5.9
The Management Company confirms that it will fulfill all duties imposed upon it as his employer, including contribution of amounts to cover all social-welfare benefits, including for full severance-pay compensation in the case of dismissal, and the Consultant agrees to this.

6.
The Management Company’s Entitlement to Payments and Benefits

The entitlement of the Management Company to payments and benefits under this Agreement is conditional on the providing of the Services as promised in the Agreement and in accordance with the scope of the job.  Two exceptions will apply to this rule:

6.1
A period of absence of the Consultant from his work in the service of the Management Company, due to leave on annual vacation, which will continue for no more than 30 working days annually (which may be accumulated from year to year up to a maximum period of not more than 60 working days in total) and after prior coordination with the Company.

6.2	A period of absence of the Consultant from his employment in the service of the Management Company due to illness or loss of working capacity, which will not be more than 90 days consecutively.

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7.
Different Cost and Exceptional Demand

If the Management Company or the Consultant, or anyone succeeding them or on their behalf required  the Company to bear additional cost to that set out in Sections 4, 4A and of this Agreement, or to give  further conditions or rights or to add for such payments further benefits or conditions or social-welfare benefits and all with the cost which is to apply to the Company due to its ties with the Management Company and/or the Consultant or due to the termination thereof, exceeding that agreed upon in this Agreement (hereinafter: the “Exceptional Demand”), the following provisions shall apply:

7.1	The relations between the Company and the Consultant will retroactively become employer-employee relations.
7.2
The balance of the amounts conferred on the Company and all costs which the Company bears for such shall become, in such a case, retroactively to the date at which the Company paid any amount, an index-linked loan, bearing prime interest, linkage differentials for overdrafts, from the date of the receiving of the amount by the Management Company and until its repayment to the Company (hereinafter: the “Debt”), and this loan including any income thereon shall become due and payable on the date of making  the Exceptional Demand.

7.3
Where an exceptional demand has been submitted to the Company in a court claim or in a claim in the Labor Court or under some other judicial authority, the Management Company will also refund the Company with the legal expenses and reasonable attorneys’ fees incurred by the Company for the claim and/or Exceptional Demand, plus interest and linkage differences as stated in subsection 7.2 above.

7.4
Amounts owing to the Company due to the provisions of this Section may be setoff or deducted against any amount which the Company may undertake to pay to the Company or to the director or anyone on their behalf.

8.	Confidentiality The Consultant and the Management Company will sign on Appendix A of this Agreement regarding the maintaining of confidentiality and non-competition.

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9.	Predominance of the Agreement
9.1
This Agreement exhausts all understandings between the parties and replaces any previous arrangement between the parties, if any, whether verbal or in writing, in connection with the subject matter of this Agreement.

9.2	There will be no validity to any change to any of the provisions of this Agreement unless so done in writing and signed by the Company, the Management Company and the Consultant.
9.3	There is no validity to any waiver of any party to this Agreement on any of the rights conferred on him or it hereunder, unless so done in writing and signed by that party.
10.	The Agreement Term and Its Termination
10.1
The Agreement is made for a fixed term, starting on the Closing date of the EER shares purchase transaction  by the Company, for a period of thirty (30) months thereafter (hereinafter: the “Closing” and the “First Agreement Term”, respectively). An extension of the First Agreement Term requires the written consent of the parties to this Agreement, of at least 90 days in advance before the end of the First Agreement Term. Where the said First Agreement Term has not been extended, during the last 90 days before the end of the First Agreement Term the provisions of Section 10.2.1 below shall apply.

10.2
In the event of the extension of the First Agreement Term, as stated above, after the end of the First Agreement Term, each party may file written notice of termination to be given to the other parties 90 days in advance (hereinafter: the “Prior Notice Period”), subject to that stated below:

10.2.1
The Management Company and the Consultant undertake to transfer, in an orderly and professional manner, as required by the Company, those affairs being handled by them, to whomever the Company appoints, and all within the framework of the above-said period of 90 days.

10.2.2
The Company may, at its election, continue to receive the Services, through the Consultant, during the aforesaid 90 days' period, or not to insist on continuation of receiving the Services, without prejudicing its duty to continue to pay the Management Company the Consideration in accordance with the Agreement, for this period.

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10.3
Should the Company decide to terminate this Agreement for any reason, before the end of the First Agreement Term, the Management Company shall be entitled to receive the full balance of Consideration detailed in Section 4.1 above.

11.
Breach of the Agreement and Remedies

Where one of the parties to this Agreement (hereinafter: the “Defaulting Party”) has breached any material provision of this Agreement, the party which is not in default may, in addition to rights available to it under any law and this Agreement, revoke  this Agreement, provided that it has previously provided the Defaulting Party with written warning demanding to correct the breach within at least 14 business days and the Defaulting Party has not corrected the breach within the time stipulated for it in the notice.

12.	Notices
12.1	The addresses of the parties are as stated in the preamble to this Agreement.
12.2
Notice of one party to the other, if sent by registered mail, shall be deemed as having been received three business days after its dispatch; if delivered by hand, it shall be deemed to have been received upon its receipt; if sent by fax, it shall be deemed to have been received upon receipt of telephonic confirmation of the identified receiver.

In Witness Whereof the Parties Have Set Their Hand:

The Company	The Management Company	The Consultant